APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)

Financial Statements and Report

December 31, 2020 and 2019

Table of Contents



TESSERACT
ADVISORY
GROUP

Independent Accountant's Review Report

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Saugus, MA, United States of America

We have reviewed the accompanying financial statements of Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens) (the company), which comprise the statements of financial position as of December 31, 2020 and 2019, and the related statements of income, owners' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 4 to the financial statements, the company's ability to continueis dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating resultsand has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Signature [Philip Debaugh, CPA Tesseract Advisory Group]

OWINGS MILLS, MD
September 27, 2021

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Balance Sheet
For the years ended December 31, 2020 and 2019

	2020	2019
	$	**$**
Liabilities & Members' Equity	-	-
Members' Capital	51,548	-
Retained Earnings (deficit)	(51,548)	-
Total Liabilities & Members' Equity	-	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Statement of Income
For the years ended December 31, 2020 and 2019

	2020	2019
	$	$
Operating Expenses		
Selling, general and administrative		
Legal and other professional fees and services	37,548	-
Memberships and licenses	14,000	-
Total Selling, general and administrative	51,548	-
Total Operating Expenses	51,548	-
Net Income (Loss)	(51,548)	-

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)

For the years ended December 31, 2020 and 2019

	Members' Capital $	Accumulated Deficit $	Total Members' Equity $
Net income (loss)	-	(51,548)	(51,548)
Members' Capital Contributions	51,548	-	51,548
Balance at December 31, 2020	51,548	(51,548)	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Statement of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(51,548)	-
Cash Flows from Financing Activities		
Proceeds from Members' Capital	51,548	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

1. Summary of significant accounting policies

a. Nature of operations

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens) (the company) is an integrated cannabis cultivation and extraction company operating in Massachusetts. The Company is dedicated to bringing high quality artisanal cannabis flower and solventless products to the adult use market.

The Company was incorporated in Massachusetts on February 11, 2018 as a limited liability company. The Company had no financial activity prior to 2020. The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital and begin the build out of their cultivation facility.

b. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

c. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

d. Fiscal Year

The Company operates on a December 31st year end.

e. Income Taxes

The Company is a limited liability company taxed as a partnership. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

2. Stockholders' equity

3. Licenses

The Company has secured a provisional permit for a Cultivation, Tier 1/Indoor (up to 5,000 sq. ft.) product manufacturing facility with the Commonwealth of Massachusetts' Cannabis Control Commission. Final licensure is dependent on a number of compliance items including, but not limited to, inspection to ascertain compliance with the Cannabis Control Commission's regulations, state laws and local codes. Final licensure will also require a revised Diversity Plan and a revised Positive Impact Plan.

4. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

5. Subsequent Events

a. Regulation CF Securities Offering

In 2021, the Company entered into a securities offering under Regulation CF allowing investors to receive revenue sharing notes. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. Holders of the revenue sharing notes will not have the right to vote or participate in the management of the Company. The unsecured notes have a revenue share of 1%, paid annually with a maturity date of December 31, 2032. The notes have a payment multiple that is calculated after the offering has successfully closed, up to a maximum of 3.0x. As of September 17, 2021, the Company has raised $250,000 from 214 investors. This is the maximum amount of investment the Company will accept in this round and the revenue sharing

Mantis Management Group, LLC (d/b/a Eastcoasterdam Gardens)
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

notes will accordingly receive an investment multiple of 3.0x.

b. Management's Evaluation

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.